SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Rockford Corporation

(Name of Issuer)
Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)
77316P

(CUSIP Number)
Steptoe & Johnson LLP
c/o Kevin Olson
201 E. Washington St. Suite 1600
Phoenix, AZ 85004
(602) 257-5275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
December 5, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	77316P	13D	Page	1	of	Pages

1	NAMES OF REPORTING PERSONS Ralph B. Godfrey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,078,347

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,078,347

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,078,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	12.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
Item 1. Security and Issuer
     This schedule 13D relates to the common stock, $0.01 per share par value (“Common Stock”), of Rockford Corporation (“Rockford”). The address of the principal executive offices of Rockford is:
Rockford Corporation
600 South Rockford Drive
Tempe, AZ 85281
Item 2. Identity and Background
(a)	Ralph B. Godfrey

(b)	Mr. Godfrey’s residential address is:
19450 Burgundy Way
Saratoga, CA 95070
(c)	Mr. Godfrey is currently retired.

(d)	None.

(e)	None.

(f)	Mr. Godfrey is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Godfrey paid $0.30 per share to DAEG Capital Management, LLC for 1,028,347 shares of Common Stock, totaling $308,504.10. Mr. Godfrey paid for such stock from his personal funds.
Item 4. Purpose of the Transaction
     Mr. Godfrey purchased the Common Stock for investment purposes.
Item 5. Interest in Securities of the Issuer.
     At the date of this filing, Mr. Godfrey beneficially owns 1,078,347 shares of Common Stock, representing 12.57% of the shares outstanding. Mr. Godfrey holds sole power to vote or dispose of 1,078,347 such shares and has shared power to vote and dispose of 0 shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
     Mr. Godfrey is a member of the Board of Directors of Rockford.
Item 7. Material to be Filed as Exhibits.
     None.

SIGNATURE.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 8, 2008

/s/ Ralph B. Godfrey Ralph B. Godfrey